FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of MAY, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2003

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
BALANCE SHEET
As at March 31, 2003 and December 31, 2002
(Canadian dollars)
(unaudited - prepared by management)

Assets
	2003	2002

Current:
Cash	$36,891	$62,011
Accounts receivable	72,364	28,031
Subscription receivable	114,034	-
Prepaid expenses	13,363	13,363
Inventory	50,408	30,836

Total current assets	287,060	134,241

Capital (Note 3)	29,442	35,197
Patents, license and rights (Note 4)	125,000	130,000

	$441,502	$299,438

Liabilities

Accounts payable	$323,424	$394,835
Demand promissory note (Note 5)	115,489	-
Promissory note (Note 6)	347,704	-
Total current liabilities	786,617	394,835

Convertible promissory notes (Note 7)	374,762	394,303

Promissory note (Note 6)	-	360,502

CAPITAL DEFICIENCY
Equity component of convertible promissory note (Note 7)	142,148	142,148
Share capital (Note 8)	30,261,295	30,255,761
Subscription liabilities (Note 9)	321,788	72,569
Contributed surplus (Note 10)	370,598	370,598
Deficit	(31,815,706)	(31,691,278)

	(719,877)	(850,202)

Going Concern (Note 1)
Commitments (Note 17)	$441,502	$299,438

APPROVED BY THE BOARD:

"Anne Kramer" Director

"Robert Kramer" Director

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION STATEMENT OF LOSS AND DEFICIT
for the three months ended March 31, 2003 and 2002
(Canadian dollars)
(unaudited - prepared by management)

	2003	2002

Revenue
ETG	$91,844	$13,817
Other	50	214
	91,894	14,031

Expenses
Amortization	11,055	5,800
Bank charges and interest	838	24,750
Consulting	-	11,874
Foreign exchange	(72,065)	(729)
Interest on convertible promissory notes	12,225	8,920
Interest on promissory notes	9,292	-
Investor relations	9,994	10,991
Legal, accounting and filing fees	23,302	21,468
Manufacturing	27,484	-
Office and supplies	8,154	7,719
Other	1,906	8,452
Public relations	13,627	15,500
Regulatory-health	8,173	-
Rent	10,497	9,989
Salaries and benefits	93,130	100,920
Telephone	6,551	5,081
Tests and studies	29,799	25,886
Travel	22,360	6,503
	216,322	263,124

Net loss	(124,428)	(249,093)

Deficit, beginning of period	(31,691,278)	(30,454,932)

DEFICIT, END OF PERIOD	($31,815,706)	($30,704,025)

Basic and fully diluted net loss per share	($0.01)	($0.01)

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION
STATEMENT OF CASH FLOWS
For the three months ended March 31, 2003 and 2002
(Canadian dollars)
(unaudited - prepared by management)

	2003	2002
OPERATING ACTIVITIES
Net loss	($124,428)	($249,093)
Items not affecting cash
Amortization	11,055	5,800
Stocked based compensation	-	-
	(113,373)	(243,293)
Changes in non-cash working capital
(Increase) Decrease in accounts receivable	(44,332)	(11,031)
(Increase) Decrease in subscription receivable	(114,034)	435,631
(Increase) Decrease in inventory	(19,572)	-
Increase (Decrease) in demand promissory note	115,489	-
Increase (Decrease) in promissory note	(12,798)	-
Increase (Decrease) in accounts payable	(71,411)	(277,902)
Cash flows from (used in) operating activities	(260,031)	(96,595)

FINANCING ACTIVITIES
Subscription liability	249,219	(700,818)
Convertible promissory notes	(19,541)	9,325
Issuance of new shares	5,534	853,829
Cash flows from financing activities	235,212	162,336

Investing Activities
Sale of interest in a subsidiary	-	(9,084)
Purchase of capital assets	(301)	-
	(301)	(9,084)

NET CASH INFLOW (OUTFLOW)	(25,120)	56,657

CASH BEGINNING OF PERIOD	62,011	47,488

CASH END OF PERIOD	$36,891	$104,145

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	838	24,750

See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

1.    Going Concern:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.  The company's ability to realize its assets and discharge its liabilities in the normal course of business is in question..

Accordingly, in order to carry on its operations, the company is dependent on attaining profitable operations and/or obtaining additional financing.

2.    Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.
These differences are described in Note 19.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

c)

Capital Assets -

Capital assets are recorded at cost.  Amortization is provided on the following annual rates:

Computer equipment and software

3 years straight-line

Furniture and fixtures

20%

declining basis

Office equipment

20%

declining basis

Website development

2 years straight-line

d)

Use of Estimates -

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to
Electrotrichogenesis ("ETG") and are amortized over 10 years.

f)

Loss Per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

2.

Accounting Policies: (Continued)

g)

Revenue Recognition -

The company recognizes revenue on the sale of ETG/CTG devices when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

 h)

Future Income Taxes -

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on  differences between the financial reporting and tax basis of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i)

Stock Based Compensation Policy -

The company adopted, effective January 1, 2002, the requirement of the CICA Handbook Section
3870 "Stock-Based Compensation and Other Stock-Based Payments."  The company has adopted the fair value based method for all employees and non-employees.  The value is recognized over the appilcable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed  surplus, will be credited to common share capital.  For options granted prior to January
1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the company are recorded as common share capital.

j)    Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at quarter-end spot exchange rate.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and loses from foreign currency translation are recognized in earnings.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

3.    Capital Assets:

Net Book Value
Cost	Accumulated Amortization	March 31, 2003	December 31, 2002

Computer equipment and software	$171,412	$166,019	$5,393	$8,261
Furniture and fixtures	42,883	40,087	2,796	2,943
Office equipment	102,163	86,685	15,478	16,293
Website development	15,400	9,625	5,775	7,700
	$331,858	$302,416	$29,442	$35,197

4.    Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July
12, 1999.

5.    Demand Promissory Note:

The demand promissory note is from a lender who owns over 17% of the issued and outstanding common shares of the company.  This note bears interest at 10% per annum. Principal and interest are payable on demand. This note is secured by a general security agreement under which the company granted a security interest over all company's assets, including all intellectual property but subordinate to the convertible promissory notes in Note 7.

6.   Promissory Note:

The  promissory note is from a lender who owns over 17% of the issued and outstanding common shares of the company.  This note bears interest at 10% per annum. Principal and interest are payable on
January 2, 2004. This note is secured by a general security agreement under which the company granted a security interest over all company's assets, including all intellectual property but subordinate to the convertible promissory notes in Note 7.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

7.    Convertible Promissory Notes:

As at March 31, 2003, the company had two convertible promissory notes outstanding.

The first convertible promissory note is issued to a lender who owns over 17% of the issued and outstanding common shares of the company.  As at March 31, 2003, total principal amount due under the convertible promissory note amounted to US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31,
2005.  The liability portion of this note is $365,212 which includes $94,637 of accrued interest and an equity component of $135,444.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006.  Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company's assets, including all intellectual property.

The second convertible promissory note was issued on June 28, 2001 for US$10,000.  This convertible promissory note is unsecured, non-interest bearing and matures on June 28, 2005.  The liability portion of this note is $9,550 which includes $2,013 of accrued interest and an equity component of $6,703.

The holder of this convertible promissory note may convert the principal into 450,000 warrants.  Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28, 2005.

The liability component of the convertible promissory notes are calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory notes, calculated as the amount required to accrete the liability component back to the amount payable on maturity, are charged to interest expense.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

8.    Share Capital:

a)

Authorized -

100,000,000 Common shares without par value

                10,000,000 Class "A" preference shares without par value

b)

Issued and Fully Paid -

	March 31, 2003		December 31, 2002
	Number of Shares	Amount	Number of Shares	Amount
Issued and fully paid, beginning of period	48,333,015	$30,255,761	44,003,015	$29,107,492
for cash	-	-	2,480,000	995,888
exercise of option	75,000	5,534	-	-
exercise of warrants	-	-	1,850,000	152,381
Issued and fully paid during year	48,408,015	$30,261,295	48,333,015	$30,255,761

On January 31, 2002, 1,650,000 warrants were exercised allowing the holder to purchase 1,650,000 shares at US$0.04 per share.

On January 31, 2002, 200,000 warrants were exercised allowing the holder to purchase 200,000 shares at US$0.15 per share.

On March 28, 2002 133,333 common shares were issued on a private placement financing at a price of US$0.30 per share.

On March 28, 2002 1,600,000 common shares were issued on a private placement financing at a price of US$0.25 per share

On April 17, 2002, 80,000 common shares were issued as finder's fee for a private placement.

On July 22, 2002, 666,667 common shares were issued at US$0.30 per share on a private placement financing.

On March 28, 2003, 75,000 options were exercised allowing the holder to purchase 75,000 common shares at US$0.05 per share.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

9.    Subscription Liability:

The company has agreed to issue 553,333 units in its capital at a price of US$0.30 per unit for total proceeds of US$166,000.  Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May
15, 2007.

The company has agreed to settle $74,925.97 of debt for 162,684 units. Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common at US$0.55 up to and including May 15, 2007.

10.    Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.
The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability, has been recorded as contributed surplus.

The company accounts for its stock based compensation under the fair value based method.  During the year ended December 31, 2002, $61,178 of compensation expense related to stock options that has vested during the year has been charged to the Contributed Surplus account.

11.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding and exercisable at March 31, 2003 are as follows:

Expiry Date	Number of Shares	Option Price
June 8, 2003	75,000	US $0.05
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.125
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

11.     Stock options: (Continued)

		March 31, 2003		December 31, 2002
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of period	4,570,000	$0.10	4,620,000	$0.08
- granted	-	-	350,000	0.27
- exercised	(75,000)	0.07	-	-
- cancelled	-	-	(375,000)	0.14
- expired	-	-	(25,000)	0.32
Outstanding, end of period	4,495,000	$0.10	4,570,000	$0.10
Exercisable, end of period	4,495,000	$0.10	4,570,000	$0.10

The following table summarizes information about stock options outstanding and exercisable at March 31, 2003:

Exercise Price	Number outstanding at March 31, 2003	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2002
US $0.05	3,445,000	2.1 years	3,520,000
US $0.12	275,000	3.9 years	275,000
US $0.20	200,000	3.8 years	200,000
US $0.26	475,000	4.0 years	475,000
US$0.30	100,000	4.7 years	100,000
	4,495,000		4,570,000

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

12.

Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2003	3,800,000	US $ 0.25
February 7, 2005	2,980,000	US $ 0.10*
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	1,564,600	US $ 0.05
June 30, 2006	1,266,667	US $0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,680,000	US $ 0.50
May 15, 2007	666,667	US $ 0.55

* US$ 0.05 up to and including February 7, 2004.

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31, 2003 in U.S. funds:

	March 31, 2003		December 31, 2002
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of year	14,637,101	$0.19	14,140,434	$0.11
- Issued	-	-	2,346,667	0.51
- Exercised	-	-	(1,850,000)	0.05
Outstanding at end of year	14,637,101	$0.19	14,637,101	$0.19

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

12. Warrants: (Continued)

In addition the company has agreed to issue to ESTM, Inc. 1,500,000 warrants.  Each warrants entitles
ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31,
2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1,000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005

13.

Related Party Transactions:

   2003                   2002

       Transactions during the period -

Salaries and consulting fees accrued or paid during the period                $76,872               $78,794

Interest paid to a director of the company                                                        -                 23,736

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at Quarter end -

Salary payable to a director of the company for 2001                             47,282                   58,956

The balances are payable on demand and have arisen from provision of services referred to above.

14.

Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, subscription receivable, accounts payable, deposit on license agreement and convertible promissory notes are stated at amounts that approximate book value.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

15.    Segmented Information:

The company's major operations relate to the sales of ETG/CTG  machines worldwide as well as royalty charged on using the machines.

The breakdown of ETG/CTG revenue by region is as follows:

      2003                    2002

Asia                                                                                              $ 1,395                   $  -

Europe                                                                                           10,594                       6,298

The Americas                                                                                 79,855                       7,519

                                                                                                      $91,844                  $13,817

16.

Income Taxes:

The difference in income tax (recovery) due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001
Future income tax assets:
Eligible capital expenditures	$ 58,257	$ 63,727
Capital assets	346,888	418,364
Operating loss carryforward	3,292,914	3,114,277
Capital loss carryforward	1,260,142	1,376,706
	4,958,201	4,973,074
Valuation loss provision	(4,958,201)	(4,973,074)
	$ -	$ -

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

16. Income taxes: (Continued)

The company has non-capital losses for income tax purpose of approximately $6,714,757 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2003

2,099,805

2004

1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

17.

Commitments:

The company has entered into an agreement to lease its premises to April 30, 2005.  The future minimum lease payments for the next three years are as follows:

2003

15,283

2004

20,377

2005

6,792

The company is committed to one operating lease.  The future lease payments for the next two years are as follows:

2003

8,186

2004

3,638

18.

Subsequent Events:

Subsequent to March 31, 2003, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at US$0.30 up to and including April 30, 2006.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.    Differences between Canadian and United States Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with
Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i)    Employee stock options -

The company accounts for its employees stock options with the intrinsic value method  "APB
25".  Since stock options are granted at the quoted market value of the company's common shares at the date of grant or higher, there is no compensation cost to be recognized by the company under U.S. GAAP.

    (ii)    Non-Employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS
123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-
Scholes options price model with the following weighted average assumptions:

Volatility factor of the market

50%

Price of the company shares

$0.25

Dividend yield

0%

Weighted average of options

5 years

Risk-free interest rate

3%

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130,
Reporting Comprehensive Income, which was effective for fiscal years beginning after
December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.    Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial
Statements was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue  in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB
No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after
December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2003	2002
Liabilities - Canadian GAAP	$1,161,379	$ 1,149,640
Effect of equity portion of promissory notes	142,148	142,148
Liabilities - U.S. GAAP	$1,303,527	$1,291,788

Deficit - Canadian GAAP	$ (719,877)	$ (850,202)
Effect of equity portion of promissory notes	(142,148)	(142,148)
Current years' adjustment to net income	-	-
Cumulative effect of prior years' adjustments to net income	(279,815)	(279,815)
Deficit - U.S. GAAP	($1,141,840)	($1,272,165)

Convertible Promissory Notes:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.
Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory notes (Note 7).

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the three months ended March 31, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.    Differences between Canadian and United States Generally Accepted Accounting Principles: (Continued)

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and
Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and
Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company's financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Legal, accounting and filing fees

Intellectual property

  $7,867

Legal and filing

  15,435

           $ 23,302

b)

Manufacturing

Manufacturing expenses

            $27,484

c)

Salaries and benefits

Executive officers

$76,872

Other

  16,258

$93,130

a)

Test and studies

Clinic

            $14,740

Medical advisory

              15,059

            $29,799

2.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2003, the Company paid or accrued:

a)

Salaries and benefits of $76,872 to officers and directors of the Company.

b)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
March	Common shares	Exercise of options	75,000	US$0.05	$5,534	Cash

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized

100,000,000 common shares without par value

10,000,000 Class A preference shares without par value

b)

Issued

48,408,015 common shares outstanding - $30,261,295

c)

i)

The following options were outstanding as at March 31, 2003:

Number of Common Shares	Price Per Share	Expiry Date
75,000	US$0.05	June 8, 2003
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
250,000	US$0.26	April 8, 2007
100,000	US$0.30	July 25, 2007
4,495,000

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

i)

The following share purchase warrants were outstanding as at March 31, 2003.

Number of Common Shares	Price Per Share	Expiry Date
3,800,000	US$0.25	December 31, 2003
2,980,000	US$0.10	February 7, 2005*
2,500,000	US$0.05	June 30, 2005
1,564,600	US$0.05	January 31, 2006
1,266,667	US$0.075	June 30, 2006
179,167	US$0.15	September 27, 2006
1,680,000	US$0.50	October 11, 2006
666,667	US$0.55	May 15, 2007

* US$0.05 up to and including February 7, 2004

ii)

The following convertible promissory notes were outstanding as at March 31, 2003.

a)

The first note is from a lender who owns over 17% of the Company. The note matures on August 31, 2005. As at March 31, 2003, the company owes US$310,239 in principal and interest to this lender which can be converted into units at US$0.05 per unit.  Each unit consists of one common share and one warrant which entitles the lender to purchase one additional common share at US$0.05 up to and including March 31, 2006. The Company is not allowed to repay the principal prior to August 31, 2005.

b) The second note is non-interest bearing and matures on June 28, 2005. As at March 31, 2003, the company owes US$10,000 in principal  to this lender which may be converted into 450,000 warrants. Each warrant entitles the lender to purchase one common share at US$0.20 up to and including June 28, 2005.

d)

There are no escrowed shares outstanding.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

March 31, 2003

5.

LIST OF DIRECTORS AND OFFICERS AS AT MAY 16, 2003

Peter W. Bell, Director

Eldon Heppner, Director

Anthony J. Harrison, Director and Chief Operating Officer

Anne Kramer, Director, President, Chairman and Chief Executive Officer

Robert K. Kramer, Director, Secretary, and Chief Financial Officer

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION

2003:  Brief Overview

During 2003, the following benchmarks have been achieved:

ElectroTrichoGenesis (ETG) units repositioned and/or repurchased by the Company in preparation for U.S. launch.

CosmeticTrichoGenesis (CTG)/CTG Techniques conceptualized and strategized.

CTG marketing commenced in the United States.

CTG Techniques to be showcased at the International Esthetics, Cosmetics & Spa Conference at the Las Vegas Convention Center.

Financial results are important and will be the ultimate measure by which the Company is valued.  In the early stages of a market launch, i.e. CTG Techniques in the United States, however, they do not tell the whole story.  Revenue was up significantly in absolute terms from $14,031 in 2002 to $91,894 for the period in 2003.  Indeed, revenue in the first quarter of 2003 was over 30% greater than total revenue for the first three quarters of 2002, i.e. January 1 - September 30.  Expenses decreased from $263,124 in 2002 to $216,322 in 2003 and the net loss decreased from $249,093 to $124,428.

This management discussion and analysis will continue by covering the following topics:

CTG Marketing Program

United States

The Company considers the United States to be the most important market in the world for its products.  Accordingly, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetic and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis) and marketed as a breakthrough method for improving the appearance of thinning hair.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

To date the Company has signed two non-exclusive agreements for the distribution of CTG in the U.S. and shipped the first two units there.  The first agreement was signed with ESTM, Inc. a marketing company based in Pennsylvania.  ESTM's marketing plan provides for penetration of niche portions of the cosmetic use market on a rapid basis.  Mr. Brian Snow, ESTM C.E.O., has a comprehensive business career that includes over 22 years in sales, marketing as well as in business and product development in the field of high-tech medical devices.  Some of the companies with whom he has worked are Medtronic, Neuromed and Stayodynamics.  From 1998 until founding ESTM, Mr. Snow provided consulting services to several investment organizations including Polestar Communications, and to several medical device companies.

The second agreement signed is with The Laser Network, LLC headquartered near Denver, Colorado.  With a network covering over 35 countries, The Laser Network specializes in the placement of medical lasers and aesthetic equipment with the potential to enhance revenue in the practice or business.  The founders of The Laser Network, James Mousseau and Ryan Haller, have significant experience selling aesthetic equipment, having worked in both corporate and entrepreneurial environments in the United States, Europe and Japan.

Recognizing the importance of rapid market penetration, the Company has agreed to incentives for ESTM by the granting of share purchase warrants tied to reaching stated sales targets within the next two years.  The total number of warrants granted is 1,500,000 and each warrant will entitle ESTM to purchase one common share of Current Technology at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005.

The Company's CTG Techniques represents an exciting revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  One prospective channel of distribution is the spa market.  An International Spa Association, 2002 Spa Industry Study, reports spa revenues for 2001 were $10.7 billion, more than double those of 1999, and that the number of spa locations has almost doubled in recent years with more than 9,600 currently compared to 5,600 in 2000.  This study also estimates that there were nearly 156 million spa

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

visits in 2001.  Other distribution channels such as physicians and surgeons could also represent significant potential.

In conjunction with its non-exclusive distributor ESTM, Inc., the Company will showcase CTG Techniques at the International Esthetics, Cosmetics & Spa Conference.  To be held at the Las Vegas Convention Center May 31 - June 2, the conference is expected to attract over 30,000 attendees.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to obtain FDA approval for the medical uses of the ETG device, namely indications for androgenic alopecia and hair loss prevention for oncology patients.  This work is ongoing.  Appropriate information will be disseminated, as it is available.

ETG Marketing Program

Europe

ETG was launched in Greece on February 27, 2000 at a medical convention attended by approximately 50 physicians.  Today a total of nine ETGs are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  The Company's exclusive distributor is negotiating with prospective purchasers for further possible multi-unit sales.

Though a relatively small market, the first Cyprus location opened in Nicosia during September 1998.  A second ETG was shipped in May 2000 and discussions are underway about a possible third ETG device.

The London Trichology Centre in England operates an ETG.  The operator is not a distributor and has made no effort to expand.  Given the potential of the market the Company has elected to no longer continue to consider England as an active market until a distributor is in place.

Effective the first week of April, Universal Hair Clinic of Dublin, Ireland added ETG to its range of services.  The Universal Hair Clinic is celebrating its 40th anniversary and is the longest established clinic in Ireland.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.  Results were published in the May/June 2002 edition of Psycho-Oncology, a peer reviewed medical journal.  The published report can be viewed on the ETG website:  www.etgtreatment.com.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in The Well Being Clinics in those cities.  Principals of The Well Being Clinics are physicians and other integrative medical practitioners with expertise in the treatment of hair loss.  The former Australian distributor has sold his remaining seven ETG devices to the Company.

The Americas

The Company has no distributor in Canada.  Two ETG devices are presently operating in greater Vancouver and one in Calgary, Alberta.  In March, a Toronto physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty.  The Company's exclusive distributor there continues to work diligently.  Certain ETG devices have been redeployed and the Company has purchased idle ETGs.  Looking ahead to better economic conditions, the Mexican Distributor is planning for additional ETG centers.

Note:  See the foregoing section CTG Marketing Program for information on the United States.

Middle East

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Market Testing

In June of 2002, a multi-national medical device company ordered ETG devices with the intention of using them for market testing and evaluating.  In March, the subject company informed Current Technology that this market testing is still ongoing and, that as a result, they are not yet ready to place further orders.  At the time of the original order the multi-national advised that on completion of a successful evaluation they anticipated placing orders for significant numbers no later than the first quarter of 2003.  The delay in completing their market testing is entirely due to restructuring within the multi-national.  Current Technology has not yet been informed of the finalization date, but has been assured that the multi-national's assessment is ongoing.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

1.

MANAGEMENT DISCUSSION (continued)

Geographic Summary

ETG treatments centers are presently operating in the following countries:

Europe
Ireland
Cyprus
Greece
Australasia
New Zealand
Australia
The Americas
Canada
Mexico
Argentina
Chile
Middle East
Kuwait

Certification

This March, KEMA-Registered Quality, Inc. issued the following press release:

"KEMA-Registered Quality, Inc. is pleased to announce the Certification of Current Technology Corporation, Suite 530, 800 West Pender Street, Vancouver, British Columbia, Canada to ISO 13488:1996, ISO 9002:1994, and EN 46002:1996.

Current Technology Corporation has joined an elite group of companies who provide proof of compliance to the internationally accepted ISO 9000 Quality Standards", states KEMA.

"Governments, the global trading community, and quality-conscious clients are increasingly demanding evidence of a functioning Quality Management System from suppliers.  Certification of Current Technology Corporation to the ISO 13488:1996, ISO 9002:1994, and EN 46002:1996 Standards is a clear declaration of a comprehensive and well functioning Quality Management System within Current Technology Corporation.

KEMA is a testing and certification company headquartered in Arnhem, The Netherlands.   KEMA provides ISO 9000, QS 9000, TL 9000, AS 9000, AS 9100 and ISO 14001 registration services, product testing services and CE Mark compliance services as a Notified Body for the European Economic Community."

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

2.

DESCRIPTION OF BUSINESS

Current Technology Corporation is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques) and collectively TrichoGenesis.  The Company owns patents relating to the technology, methodology and design of its TrichoGenesis products.

ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female.  ETG has also been shown to be effective in preventing or reducing hair loss in women undergoing CMF chemotherapy treatments.  The Company's ETG device is presently available at treatment centers in ten countries around the world.

CTG Techniques is a unit that represents a breakthrough product for improving the appearance of thinning hair.  This product was developed specifically for the United States marketplace.  Sales initiatives in the United States commenced at the end of the first quarter 2003.

The Company continues to be engaged in ongoing research to expand the indications of its TrichoGenesis products.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Statement of Loss and Deficit

Revenue in the first quarter of 2003 ($91,894) was $77,863 greater than in the same period last year ($14,031).  Expenses in 2003 ($216,322) were $46,802 lower than in 2002 ($263,124).  The increase in revenue and decrease in expenses resulted in a decrease of the net loss from $249,093 in 2002 to $124,428 in 2003.  In absolute terms, the net loss decreased by $124,665 or 50%.

The decrease in expenses resulted primarily from a decrease in bank charges and interest of $23,912 and a decrease in consulting of $11,874.  Increases in: interest on convertible promissory notes and promissory notes of $12,597 (reflecting an increase in such debt); manufacturing of $27,484 (as a result of increased sales requirements); regulatory-health of $8,173 (reflecting increased U.S. activity); and a $15,857 increase in travel were offset by a foreign exchange gain of over $70,000.

Balance Sheet

The $152,819 increase in current assets at March 31, 2003 ($287,060) vs. December 31, 2002 ($134,241) is primarily a result of an increase in subscriptions receivable ($114,034) and accounts receivable ($44,333).  The increase in current liabilities is as a result of new advances ($115,489) under a demand promissory note and a change in the treatment of a promissory note ($347,704) note from long term at December 31, 2002 to current at March 31, 2003, reflecting its due date of January 2, 2004.  The capital deficiency declined from $850,202 at December 31,

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

2002 to $719,877 at the end of the current fiscal period.  This resulted primarily from an increase in subscription liability of $249,219 which was offset by the loss of $124,428.

Related Party Transactions

During the period ended March 31, 2003, the Company paid or accrued:

a)

Salaries and benefits of $76,872 to officers and directors of the Company.

b)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

Investor Relations

In December 2000 the Company entered into a financial public relations consulting agreement with Polestar Communications, Inc. of Florida.  The agreement was for a term of one year until December 31, 2001.  Consideration of US$66,000, was paid through the issuance of 2,000,000 common shares in the capital of the Company.  Polestar continues to provide investor relations services to the Company for no additional consideration.

Legal Proceedings

There are no legal proceedings against the Company.

4.

SUBSEQUENT EVENTS

Subsequent to March 31, 2003, the Company agreed to issue 200,000 warrants.  Each warrant entitles the holder to purchase one common share at US$0.30 per share up to and including April 30, 2006.

5.

FINANCINGS

Debt Financings

Convertible Promissory Notes

As at March 31, 2003, the Company had two convertible promissory notes outstanding.  No additional principal advances were received under either convertible promissory note during the period under review.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

5.

FINANCINGS (continued)

Promissory Note

A total of $115,489 was received during the first quarter of 2003 under a demand promissory note from a lender who owns over 17% of the Company.  This note bears interest at 10% per annum.

No further advances from the same lender were received under a promissory note due on January 2004.  These promissory notes are secured by a general security agreement under which the Company has granted a security interest over all Company's assets, including all intellectual property but subordinate to one of the convertible promissory notes referred to above  (see note 7 of Schedule A).

Equity Financings

Units

During the period, the Company agreed to issue 400,000 units in its capital at a price of US$0.30 per unit for total proceeds of US$120,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

In addition, the Company agreed to settle $74,925.97 of debt for 162,684 units.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

6.

LIQUIDITY AND SOLVENCY

Working Capital

The Company had a working capital deficiency of $499,557 on March 31, 2003 as compared to $260,594 on December 31, 2002.  This change occurred primarily because of:

a)

a increase of subscription receivable of  $114,034;

b)

an increase of accounts receivable of $44,333;

c)

an increase of current liabilities of $391,782, primarily as a result of the reclassification of $347,704 of promissory note from long-term to current and the addition of  $115,489 for a demand promissory note.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2003

6.

LIQUIDITY AND SOLVENCY (continued)

Going Concern

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $31,815,706 at March 31, 2003.  Therefore the Company's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing and/or selling assets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: May 28, 2003